   As filed with the Securities and Exchange Commission on July 14, 1999
                                                      Registration No. 333-76477
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                --------------

                              Amendment No. 5
                                       to
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                --------------
                                 JFAX.COM, INC.
             (Exact name of registrant as specified in its charter)
                                --------------

             Delaware                              4822                             51-0371142
  (State or Other Jurisdiction of      (Primary Standard Industrial              (I.R.S. Employer
  Incorporation or Organization)        Classification Code Number)           Identification Number)

                                --------------
                            10960 Wilshire Boulevard
                                   Suite 500
                         Los Angeles, California 90024
                                 (310) 966-1800
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Richard S. Ressler
                            Chief Executive Officer
                                 JFAX.COM, INC.
                            10960 Wilshire Boulevard
                                   Suite 500
                         Los Angeles, California 90024
                                 (310) 966-1800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                --------------
                                   Copies to:

             Frank H. Golay, Jr., Esq.                              Nicholas P. Saggese, Esq.
                Sullivan & Cromwell                         Skadden, Arps, Slate, Meagher & Flom LLP
               1888 Century Park East                                  300 S. Grand Avenue
           Los Angeles, California 90067                          Los Angeles, California 90071
             Telephone: (310) 712-6600                              Telephone: (213) 687-5000
                Fax: (310) 712-8800                                    Fax: (213) 687-5600

                                --------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
                                --------------
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 464(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                --------------
                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
 Title of each class of                    Proposed maximum  Proposed maximum      Amount of
    securities to be       Amount to be     offering price       aggregate       registration
       registered           registered        per unit(1)    offering price(1)      fee(2)
---------------------------------------------------------------------------------------------
Common Stock, $.01 par
 value.................  9,775,000 shares    $11.00/$10.00     $106,375,000         $29,573
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933. The estimated maximum offering price is $11.00 per share in respect of 8,625,000 shares (see Amendment No. 1) and $10.00 in respect of 1,150,000 shares added to the registration statement by Amendment No. 3.
(2) The registration fee was paid previously. $25,020 was paid prior to the initial filing and an additional $6,151 was paid prior to the filing of Amendment No.1.
                                --------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           EXPLANATORY STATEMENT

   This Amendment No. 5 does not amend the prospectus and therefore, consistent with Rule 472, no prospectus is included with this filing. The purpose of this Amendment No. 5 is solely to file a revised copy Exhibit 5.1, and therefore only Part II is included herewith.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following is a statement of the estimated expenses, other than underwriting discounts and commissions, to be incurred by JFAX.COM in connection with the distribution of the securities registered under this registration statement.

                                                                     Amount to
                                                                      be paid
                                                                     ----------
   SEC registration fee............................................. $   29,573
   NASD fees and expenses........................................... $   11,138
   Legal fees and expenses.......................................... $  425,000
   Nasdaq National Market listing fees.............................. $   95,000
   Accounting fees and expenses..................................... $  300,000
   Printing and engraving fees...................................... $  200,000
   Registrar and transfer agent's fees.............................. $   10,000
   Miscellaneous.................................................... $   79,289
                                                                     ----------
       Total........................................................ $1,150,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers

   As permitted by Delaware law, our certificate of incorporation includes a provision that eliminates the personal liability of our directors to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

   Article VI of our by-laws provides:

   "The Corporation shall indemnify to the full extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director, officer or employee of the Corporation or serves or served at the request of the Corporation any other enterprise as a director, officer or employee. Expenses, including attorneys' fees, incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by the Corporation promptly upon receipt by it of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation. The rights provided to any person by this by-law shall be enforceable against the Corporation by such person who shall be presumed to have relied upon it in serving or continuing to serve as a director, officer or employee as provided above. No amendment of this by-law shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment. For purposes of this by-law, the term "Corporation' shall include any predecessor of the Corporation and any constituent corporation (including any constituent of a constituent) absorbed by the Corporation in a consolidation or merger; the term "other enterprise' shall include any corporation, partnership, joint venture, trust or employee benefit plan; service "at the request of the Corporation' shall include service as a director, officer or employee of the Corporation which imposes duties on, or involves services by, such director, officer or employee with respect to an employee benefit plan, its participants or beneficiaries; any excise taxes assessed on a person with respect to an employee benefit plan shall be deemed to be indemnifiable expenses; and action by a person with respect to an employee benefit plan which such person reasonably believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the Corporation."

   In addition, the underwriting agreement for the offering will include customary provisions indemnifying the officers, directors and our control persons against liabilities in respect of information provided by the underwriters for use in this registration statement.

   We have also obtained a policy of directors' and officers' liability insurance for our directors and officers to insure directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Item 15. Recent Sales of Unregistered Securities

   Between December 1995, when we were founded, and March 1997, when Mr. Ressler invested in the Company through Orchard/JFAX Investors LLC and obtained a controlling interest, we issued a total of 6,910,000 shares of our common stock to our founders, Jaye Muller and John F. Rieley, as well as to various individuals who made cash investments totaling $212,830 and who provided investment, software and development consulting services to us in our early stages of growth. During this time, we also issued 155,000 shares to The Regent Trust Company Limited in September 1996 in exchange for a cash investment of $412,500 and we issued 300,000 shares to Toxford Corporation in October 1996 in exchange for a cash investment of $750,000.

   In January 1997, we granted Michael P. Schulhof two warrants to purchase a total of 840,000 shares of our common stock pursuant to a consulting agreement. The first warrant provides Mr. Schulhof with the right to purchase 420,000 shares of our common stock at an exercise price of $0.70 per share. The second warrant provides Mr. Schulhof with the right to purchase another 420,000 shares of our common stock at an exercise price of $1.80 per share. Both warrants are currently exercisable and expire in January 2007.

   In March 1997, we issued 5,375,000 shares of common stock to Boardrush Media LLC in exchange for an equivalent number of Mr. Muller's then-current stock holdings, which holdings were canceled. At the same time, we issued 10,060,000 shares of common stock to Orchard/JFAX Investors LLC in exchange for a cash investment of $7,750,000 and 240,000 shares to Globetrans Ltd. in satisfaction of a consultant's fee due to Globetrans as a result of helping to procure Orchard's investment.

   In March and May 1997, we issued 220,000 shares and 150,000 shares to Nehemia Zucker and Anand Narasimhan, upon the exercise by Messrs. Zucker and Narasimhan of employee options granted to them when they joined us in 1996 and payment by each of them of the option price of .02c per share. The total purchase price was $44 and $30, respectively.

   In October 1997, we entered into an interactive marketing relationship with AOL and granted them a warrant to purchase 250,000 shares of our common stock at an exercise price of $2.40 per share. These warrants are currently exercisable and expire on October 15, 2004.

   In November 1997, we issued 150,000 shares to Toxford Corporation upon the exercise by Toxford Corporation of a previously issued warrant and the payment by Toxford Corporation of the warrant exercise price of $2.50 per share, or a total of $375,000.

   In March 1998, we issued a total of 3,750,000 shares of common stock at $0.80 per share pursuant to a rights offering that was made available to all of our then shareholders and warrant holders on the same terms. The total purchase price was $3 million. The shareholders who participated and the number of shares purchased were as follows: Orchard/JFAX Investors LLC (3,080,776), Michael P. Schulhof (263,104), Globetrans Ltd. (147,481), Toxford Corporation (140,949), Nehemia Zucker (41,739), Anand Narasihman (28,459), Geoff Goodfellow (23,491), Neil Seeman (15,000) and Marc Seeman (9,000).

   In April 1998, we granted Transamerica Business Credit Corporation a warrant to purchase 29,166 shares of common stock for $2.40 per share, exercisable until April 21, 2005, as partial consideration for a secured equipment loan in the amount of approximately $1 million. On October 15, 1997, we also issued 250,000 warrants to America Online to purchase 250,000 shares of our common stock at $2.40 per share, as part of our contract with America Online.

   In June 1998, we issued $10 million of our 10% Senior Subordinated Notes due 2004 together with 2,101,971 shares of our common stock to an investor group advised by Pecks Management Partners Ltd. consisting of Declaration of Trust for Defined Benefit Plans of Zeneca Holdings, Inc., Declaration of Trust for Defined Benefit Plans of ICI American Holdings, Inc., Delaware State Employees' Retirement Fund and The J.W. McConnell Family Foundation. The total purchase price was $10 million. At the same time, we also issued $5 million in liquidation preference of our Series A Usable Redeemable Preferred Stock and related warrants to acquire 3,125,000 shares of our common stock at $2.40 per share, $3.5 million of which was purchased by DLJ Capital Corp. and its affiliates and $750,000 of which was purchased by the group advised by Pecks Management Partners Ltd. discussed above. In addition, Donaldson Lufkin & Jenrette Securities Corporation, the affiliate of DLJ Capital Corp. that acted as placement agent for the offerings, received warrants to acquire 268,750 shares of our common stock on the same terms as purchasers, as compensation for its services. The total purchase price was approximately $5 million. Orchard/JFAX Investors LLC, a company in which Richard S. Ressler is the managing member, participated to the extent of $500,000 and GMT Partners, LLC participated to the extent of $250,000 in the latter investment.

   In October 1998 and January 1999, we issued $512,250 of our 10% Senior Subordinated Notes due 2004 together with 105,727 shares of our common stock to the investor group advised by Pecks Management Partners Ltd. above in satisfaction of certain pay-in-kind obligations owing under the terms of the original issued $10 million in 10% Senior Subordinated Notes due 2004 issued in June 1998.

   In October 1998, we issued 41,250 shares of our common stock to Gary H. Hickox at a purchase price of $99,000. We loaned such amount to Mr. Hickox pursuant to a $99,000 promissory note given to us by Mr. Hickox. The sale and related note issuance were part of the terms of Mr. Hickox's employment agreement with us. Also in October 1998, we issued 75,000 shares to an individual upon the exercise of an option granted in January 1996 and payment by such individual of the total option price of $15.00.

   Between August 1998 and June 1999, we issued a total of 57,913 shares of our common stock to various employees who exercised employee options to purchase such stock at a price between $0.80 and $2.40 per share for a total purchase price of $50,529.

   As of May 21, 1999, we effected a 1.25 for one stock split of our common stock by means of a stock dividend, with a result that share numbers and numbers of shares issuable upon exercise of warrants and options were proportionately increased, and the purchase price per share of warrants and options was proportionately reduced.

   All of the above issuances were effected in private transactions pursuant to the exemption provided by Section 4(2) under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

 (a) Exhibits

      1.1 Form of Underwriting Agreement.
      3.1 Certificate of Incorporation, as amended and restated.
      3.2 By-laws, as amended and restated.
      4.1 Specimen of common stock certificate.
     +5.1 Opinion of Sullivan & Cromwell, counsel to the Company.
      9.1 Securityholders' Agreement, dated as of June 30, 1998, with the investors in the June and July 1998 private placements.
     10.1 JFAX.COM Incentive Compensation Bonus Plan.
     10.2 JFAX Communications, Inc. (JFAX.COM) 1997 Stock Option Plan.
     10.3 Employment Agreement for Gary H. Hickox, dated September 2, 1998.
   10.3.1 Promissory Note issued by Gary H. Hickox to JFAX Communications, Inc.
          on October 7, 1998, due October 7, 2001.
     10.4 Employment Agreement for Dr. Anand Narasimhan, dated March 17, 1997.
   10.4.1 Amended and Restated Interest Only Note issued by Anand Narasimhan to
          JFAX Communications, Inc. on September 17, 1997, due September 17,
          1998.
     10.5 Employment Agreement for Nehemia Zucker, dated March 21, 1997.
   10.5.1 Promissory Note issued by Nehemia Zucker to JFAX Communications, Inc.
          on April 11, 1997, due March 31, 2001.
     10.6 Consulting Agreement for Boardrush Media LLC, dated as of March 17,
          1997.
     10.7 Put Rights, for the benefit of the investors in the June and July
          1998 private placements
     10.8 Registration Rights Agreement, dated as of June 30, 1998, with the investors in the June and July 1998 private placements.
     10.9 Registration Rights Agreement, dated as of March 17, 1997, with
          Orchard/JFax Investors, LLC, Boardrush LLC (Boardrush Media LLC),
          Jaye Muller, John F. Rieley, Nehemia Zucker and Anand Narasimhan.
   10.9.1 Letter, dated as of June 30, 1998, to Boardrush LLC, Jens Muller,
          John F. Rieley, Anand Narasimhan, and Nehemia Zucker from Richard S.
          Ressler regarding the Registration Rights Agreement, dated as of March 17, 1997, among JFAX Communications, Inc., Boardrush LLC, Jens
          Muller, John F. Rieley, Anand Narasimhan, and Nehemia Zucker.
    10.10 Stock Option Agreement, dated as of January 24, 1997, by and among
          JFAX Communications, Inc. and Michael P. Schulhof.
    10.11 Letter, dated as of June 30, 1998, to Michael P. Schulhof from
          Richard S. Ressler regarding the Stock Option Agreement, dated as of
          January 24, 1997, between JFAX Communications, Inc. and Michael P.
          Schulhof.

   10.12 Purchase Agreement, dated as of July 2, 1998, relating to $5 million of preferred stock and warrants.
   10.13 Consent to Amendment of Purchase Agreement, dated as of April 16,
         1999.
   10.14 Form of warrant pursuant to such Purchase Agreement.
   10.15 Master Loan and Security Agreement, dated as of March 10, 1998, by
         JFAX Communications, Inc. in favor of Transamerica Business Credit
         Corporation.
   10.16 Promissory Note issued by JFAX Communications, Inc. to Transamerica
         Business Credit Corporation on April 21, 1998 due May 1, 2001.
   10.17 Promissory Note issued by JFAX Communications, Inc. to Transamerica
         Business Credit Corporation on December 22, 1998 due January 1, 2002.
   10.18 Investment Agreement among JFAX Communications, Inc., Jens Muller,
         John F. Rieley and Boardrush LLC and Orchard/JFax Investors, L.L.C.
         and Richard S. Ressler, dated as of March 14, 1997 and effective as of March 17, 1997.
   10.19 Promissory Note issued by Boardrush LLC to JFAX Communications, Inc.
         dated March 17, 1997 due March 17, 2004.
    21.1 List of subsidiaries of the Company.
    23.1 Consent of KPMG LLP.
    23.2 Consent of Sullivan & Cromwell (included in 5.1 above).
    24.1 Power of Attorney (included in Signature Page of the original
         Registration Statement).
    27.1 Financial Data Schedule.
    99.1 Consent of International Data Corporation for use of the quote on the inside cover page.

--------
+ Filed herewith
All other exhibits were previously filed

Item 17. Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) It will provide to the underwriters at the closing(s) specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 14th day of July, 1999.

                                          JFAX.COM, Inc.

                                                 /s/ Zohar Loshitzer
                                          By: _________________________________

                                                    Zohar Loshitzer

                                               Chief Information Officer

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on July 14, 1999:

             Signature                           Title
             ---------                           -----

                 *                   Co-Chairman of the Board and
____________________________________  Chief Executive Officer
         Richard S. Ressler           (Principal Executive
                                      Officer)

                 *                   Chief Financial and
____________________________________  Accounting Officer
           Nehemia Zucker             (Principal Financial and
                                      Accounting Officer)

                 *                   Director
____________________________________
            Jaye Muller

       /s/ Zohar Loshitzer           Director
____________________________________
          Zohar Loshitzer

                 *                   Director
____________________________________
           John F. Rieley
                 *                   Director
____________________________________
        Michael P. Schulhof

                 *                   Director
____________________________________
         R. Scott Turicchi

                 *                   Director
____________________________________
          Robert J. Cresci

*By:
       /s/ Zohar Loshitzer
  _____________________________________

          Zohar Loshitzer
            Attorney-in-fact

                                 EXHIBIT INDEX

 Exhibit
   No.                                 Description
 -------                               -----------
     1.1 Form of Underwriting Agreement.
     3.1 Certificate of Incorporation, as amended and restated.
     3.2 By-laws, as amended and restated.
     4.1 Specimen of common stock certificate.
    +5.1 Opinion of Sullivan & Cromwell, counsel to the Company.
     9.1 Securityholders' Agreement, dated as of June 30, 1998, with the investors in the June and July 1998 private placements.
    10.1 JFAX.COM Incentive Compensation Bonus Plan.
    10.2 JFAX Communications, Inc. (JFAX.COM) 1997 Stock Option Plan.
    10.3 Employment Agreement for Gary H. Hickox, dated September 2, 1998.
  10.3.1 Promissory Note issued by Gary H. Hickox to JFAX Communications, Inc.
         on October 7, 1998, due October 7, 2001.
    10.4 Employment Agreement for Dr. Anand Narasimhan, dated March 17, 1997.
  10.4.1 Amended and Restated Interest Only Note issued by Anand Narasimhan to
         JFAX Communications, Inc. on September 17, 1997, due September 17,
         1998.
    10.5 Employment Agreement for Nehemia Zucker, dated March 21, 1997.
  10.5.1 Promissory Note issued by Nehemia Zucker to JFAX Communications, Inc.
         on April 11, 1997, due March 31, 2001.
    10.6 Consulting Agreement for Boardrush Media LLC, dated as of March 17,
         1997.
    10.7 Put Rights, for the benefit of the investors in the June and July 1998 private placements
    10.8 Registration Rights Agreement, dated as of June 30, 1998, with the investors in the June and July 1998 private placements.
    10.9 Registration Rights Agreement, dated as of March 17, 1997, with
         Orchard/JFax Investors, LLC, Boardrush LLC (Boardrush Media LLC), Jaye
         Muller, John F. Rieley, Nehemia Zucker and Anand Narasimhan.
  10.9.1 Letter, dated as of June 30, 1998, to Boardrush LLC, Jens Muller, John
         F. Rieley, Anand Narasimhan, and Nehemia Zucker from Richard S.
         Ressler regarding the Registration Rights Agreement, dated as of
         March 17, 1997, among JFAX Communications, Inc., Boardrush LLC, Jens
         Muller, John F. Rieley, Anand Narasimhan, and Nehemia Zucker.
   10.10 Stock Option Agreement, dated as of January 24, 1997, by and among
         JFAX Communications, Inc. and Michael P. Schulhof.
   10.11 Letter, dated as of June 30, 1998, to Michael P. Schulhof from Richard
         S. Ressler regarding the Stock Option Agreement, dated as of January
         24, 1997, between JFAX Communications, Inc. and Michael P. Schulhof.
   10.12 Purchase Agreement, dated as of July 2, 1998, relating to $5 million of preferred stock and warrants.
   10.13 Consent to Amendment of Purchase Agreement, dated as of April 16,
         1999.
   10.14 Form of warrant pursuant to such Purchase Agreement.
   10.15 Master Loan and Security Agreement, dated as of March 10, 1998, by
         JFAX Communications, Inc. in favor of Transamerica Business Credit
         Corporation.
   10.16 Promissory Note issued by JFAX Communications, Inc. to Transamerica
         Business Credit Corporation on April 21, 1998 due May 1, 2001.
   10.17 Promissory Note issued by JFAX Communications, Inc. to Transamerica
         Business Credit Corporation on December 22, 1998 due January 1, 2002.

 Exhibit
   No.                                 Description
 -------                               -----------
   10.18 Investment Agreement among JFAX Communications, Inc., Jens Muller,
         John F. Rieley and Boardrush LLC and Orchard/JFax Investors, L.L.C.
         and Richard S. Ressler, dated as of March 14, 1997 and effective as of
         March 17, 1997.
   10.19 Promissory Note issued by Boardrush LLC to JFAX Communications, Inc.
         dated March 17, 1997 due March 17, 2004.
    21.1 List of subsidiaries of the Company.
    23.1 Consent of KPMG LLP.
    23.2 Consent of Sullivan & Cromwell (included in 5.1 above).
    24.1 Power of Attorney (included in Signature Page of the original
         Registration Statement).
    27.1 Financial Data Schedule.
    99.1 Consent of International Data Corporation for use of the quote on the inside cover page.

--------
+ Filed herewith
All other exhibits were previously filed